Mail Stop 6010

November 30, 2007

Via U.S. Mail and Facsimile

Mr. Shevach Saraf
Chief Executive Officer and Chief Financial Officer
Solitron Devices, Inc.
3301 Electronics Way
West Palm Beach, FL 33407

> **Re:** **Solitron Devices, Inc.**
> **Form 10-KSB**
> **Filed June 8, 2007**
> **File No. 001-04978**

Dear Mr. Saraf:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended February 28, 2007

Item 7. Financial Statements, page 21

Notes to Financial Statements, page 27

Note 1. Summary of Operations and Significant Accounting Policies, page 27

-Inventories, page 27

1.   We note that you reserve for inventory that has not had any sales for the past two years. We further note that your inventory balance was $2.68 million and $2.64 million as of February 28, 2007 and August 31, 2007, respectively. Please address the following comments:

• Considering these factors, please revise your future filings to explain why you have determined that it is appropriate to only reserve for inventory that has not had any sales for the past two years. Cite the accounting literature relied upon and how you applied this literature to your situation. Refer to the guidance in SAB Topic 5BB.

• Please revise your MD&A in future filings to explain why your inventory balances have stayed relatively consistent for each of these reporting periods.

-Stock-Based Compensation, page 28

2.   We note your disclosures that you account for your stock options granted to employees in accordance with APB 25 and SFAS 123, as amended by SFAS 148. SFAS 123 (R) was effective for small business issuers as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. SFAS 123, as amended by SFAS 148, and APB 25 were effective for all periods prior to that date. Please revise your future filings to specifically disclose when you adopted SFAS 123(R) and to provide all of the disclosures required SFAS 123(R).

Note 10. Export Sales and Major Customers, page 35

3.   Please revise future filings to disclose the basis for attributing revenues from external customers to individual countries consistent with paragraph 38(a) of SFAS 131.

4.   We note from page 2 that you provide the percentage that each of your products contributed to the company's total sales for fiscal 2006 and 2007. Please revise future filings to present your revenues from external customers by product and services as required by paragraph 37 of SFAS 131.

Note 13. Commitments and Contingencies, page 36

-Environmental Compliance, page 36

5.   We note that the Florida Department of Environmental Protection (FDEP) notified the company that it had unreimbursed expenses of $214,800 associated with the remediation efforts for the Port Salerno and Riviera Beach sites during November 2006 and that the FDEP believes that the company should resume payments under the Consent Final Judgment to cover these unreimbursed costs. We further note that you are awaiting receipt of FDEP's cost reimbursement package and that you will be required to provide a recommendation to FDEP for resumption of payments to FDEP under the Consent Final Judgment based upon the company's present ability to pay. Please provide to us your analysis of this obligation at February 28, 2007 under SFAS 5, SOP 96-1, and SAB Topic 5Y. Within your analysis, please provide to us the amount that you accrued within your balance sheet at February 28, 2007 related to this obligation and the basis for the amount accrued.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-6010. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins at (202) 551-3639 or me at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant